UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Arline, Marcella K
   100 Crystal A Drive


   Hershey, Pennsylvania  l7033
2. Date of Event Requiring Statement (Month/Day/Year)
                                     6/12/01
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Hershey Foods Corporation (HSY)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President,
   Human Resources
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------
Common Stock                                                 2,610.5485 (1)      I   401(k) Plan

Table II   Derivative Securitites Beneficially Owned
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1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option      01/03/98  01/02/06  Common Stock                 12,800.0000$33.06250  D           Direct
(right to buy) (2)
Non-Qualified Stock Option      (3)       01/13/10  Common Stock                 3,750.0000 $45.00000  D           Direct
(right to buy) (2)
Non-Qualified Stock Option      (4)       01/09/11  Common Stock                 3,900.0000 $58.50000  D           Direct
(right to buy) (2)
Non-Qualified Stock Option      01/19/00  01/19/08  Common Stock                 7,500.0000 $61.50000  D           Direct
(right to buy) (2)

Explanation of Responses:

(1)
These shares were acquired pursuant to the Hershey Foods Corporation Employee Savings Stock Investment and Ownership Plan (ESSIOP). These shares were purchased at various intervals and the closing price on June 15, 2001 was $60.05.

(2)
These options were granted under the Corporation's 1987 Key Employee Incentive Plan, and they have a stock withholding feature which permits withholding of shares of stock at the time of exercise to satisfy the grantee's income tax withholding rights.

(3)
Options were granted on January 13, 2000 and vest according to the following schedule: 25% vest on the first anniversary of the grant date, an additional 25% vest on the second anniversary of the grant date, an additional 25% vest on the third anniversary of the grant date, and the options become fully vested on the fourth anniversary of the grant date.

(4)
Options were granted on January 10, 2001 and vest according to the following schedule: 25% vest on the first anniversary of the grant date, an additional 25% vest on the second anniversary of the grant date, an additional 25% vest on the third anniversary of the grant date, and the options become fully vested on the fourth anniversary of the grant date.

SIGNATURE OF REPORTING PERSON
/S/ Arline, Marcella K
DATE June 21, 2001